 Exhibit 99.2

IFRS INR Press Release

Infosys (NSE, BSE: INFY) Announces Results for the Quarter ended September 30, 2015

Q2 revenue growth highest in last 16 quarters* - 6.0% in USD terms and 6.9% in constant currency

Q2 revenue growth 8.9% in INR terms

Q2 revenue growth 14.2% yoy in constant currency

TCV of large deals signed in Q2 at $ 983 mn

Interim dividend of 10 per share

FY 16 revenue guidance retained at 10%-12% in constant currency

* in USD, excluding acquisitions

Bangalore, India – October 12, 2015

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended September 30, 2015

Quarter ended September 30, 2015

•	Revenues were 15,635 crore for the quarter ended September 30, 2015 QoQ growth was 8.9% YoY growth was 17.2%

•	Net profit was 3,398 crore for the quarter ended September 30, 2015 QoQ growth was 12.1% YoY growth was 9.8%

•	Earnings per share (EPS) was 14.87 for the quarter ended September 30, 2015 QoQ growth was 12.1% YoY growth was 9.8%

•	Liquid assets including cash and cash equivalents, available-for-sale financial assets and government bonds were 32,099 crore as on September 30, 2015 as compared to 30,235 crore as on June 30, 2015
•	The Board of Directors declared an interim dividend of 10 per share. The record date for payment of dividend is October 19, 2015
•	Infosys spent 59 crore in Q2, towards Corporate Social Responsibility (CSR) which is primarily being carried out through the Infosys Foundation, its philanthropic arm. The Infosys Foundation is engaged in several programs aimed at alleviating hunger, promoting education, computing literacy, improving health, assisting rural development, supporting arts and helping the destitute

Other Q2 Highlights

•	Per capita revenue increased 2.6% in reported terms and 3.4% in constant currency terms
•	5 large deals signed with TCV of $ 983 mn
•	Added 82 clients; total number of clients crosses 1,000

“We are experiencing a once-in-a-generation opportunity for a services company to help businesses maximize their potential with technology. From automation and AI helping to simplify and enable existing landscapes as well as build intelligent systems that help us solve our most complex emerging problems, to education and design helping us to rethink the human experience and helping uncover our most important horizons, a great services organization can truly partner with and amplify businesses,” said Dr. Vishal Sikka, CEO and MD. “At Infosys, we are taking steps towards becoming such a services organization, and I am encouraged by our progress. While results in any one quarter are transitory snapshots of a long journey, we do see our focused execution along our strategy starting to produce encouraging results for our clients, shareholders and Infoscions.”

We had strong all-round growth during the quarter driven by recent initiatives around service differentiation, improvement in client mining and higher focus on winning large deals”, said Mr. U. B. Pravin Rao, COO. “Increase in revenue productivity was significant, volume growth was robust, client metrics and utilization improved while attrition remained stable.”

“Our relentless focus on operational efficiencies has resulted in increase in operating margins despite higher variable payouts”, said Rajiv Bansal, CFO. “The impact of significant currency volatility was effectively mitigated by our proactive hedging program.”

Outlook*

The Company’s outlook (consolidated) for the fiscal year ending March 31, 2016, under IFRS is as follows:

•	Revenue guidance has been retained. Revenues are expected to grow 10%-12% in constant currency;
•	Revenues are expected to grow 13.1%-15.1% in INR terms

* Conversion: 1 US$ = 65.59 for rest of the fiscal 2016

Business Highlights

We continue to make progress on our renew-new strategy with focus on improving client relationship management, proposal quality as well as discipline around large deals, pipeline and operational efficiencies are helping. At the same time, we are seeing our clients on a shared path with us to leverage the next-generation of services, in which software, platforms and systems amplify people.

Client Wins

•	We signed a three-year agreement with TOMS Shoes to become its worldwide partner to maintain and develop its digital platform. The agreement will enable TOMS to streamline the management of its web-based properties and introduce automation technologies to lower overall support and development costs.
•	ABB (ASEA Brown Boveri), a Swiss high-tech engineering multinational operating mainly in robotics, power and automation, has entered into an agreement with us to implement its global product compliance program in ABB’s Low Voltage Products (LP) division. As a part of this agreement, we will program manage, implement, roll out and support a product compliance solution to manage compliance of LP’s products.
•	In India, the Goods and Services Tax Network (GSTN), a non-government, non-profit, private limited company has awarded Infosys an 1,380 crore (~USD 210 Million) contract to build and maintain the GSTN system for five years.
•	We were chosen by Saks Fifth Avenue, an American luxury retail store chain − owned by the Canadian retailer, Hudson's Bay Company − to implement an omni-channel solution that will help improve its digital commerce business.
•	We announced a strategic partnership with ATP to leverage the latest technological advances in mobility, cloud and analytics powered by the Infosys Information Platform to transform the experience of tennis fans and players the world over. We are the Global Technology Services Partner and Platinum Sponsor of the ATP World Tour, as well as the season-ending Barclays ATP World Tour Finals, for the next three years.
•	A global food service retailer chose us as its largest cloud and infrastructure services partner. Our solutions will improve customer experience, manage a multi-vendor ecosystem, drive change and innovation and bring a flexible IT consumption model supported by talent and robust global governance. This was a new account opening, and a large deal win for us.
•	A payments technology firm chose us as its sole strategic partner for its issuer processing line of business. We will now be its leading global technology services provider and partner to develop and sell joint go-to-market solutions leveraging our offerings in Finacle, Edge and IIP. In addition, we will be the system integrator for the client’s products and will be collaborating to implement its products for banks and financial institutions globally.
•	A leading benefits administrator for long-term care programs for U.S. federal employees engaged us to develop a member-enrollment portal based on responsive web-design methodology, delivering a new kind of user experience to employees. This portal will support administration of a new program and the Supplemental Health Benefits Program, for a federal agency.

Zero Distance

Our initiative of Zero Distance which is focused on fostering a culture of innovation and bringing innovation and value to each project and client is progressing well. There are more than 5,600 projects in the Zero Distance program and more than 1,700 of these innovations have been discussed with clients.

Enhanced Service Offerings: Launch of AiKiDo

On August 20, we announced the launch of Aikido, comprising three enhanced service offerings in Knowledge-Based IT (KBIT), Platforms, and Design Thinking.

Ki or Knowledge-Based IT – is all about the renewal of existing landscapes, capturing the knowledge and know-how in an organization and bringing new technologies and tools - AI, devops, APIs, cloud, automation - into our traditional engagements in application maintenance, testing and BPO together. http://www.infosys.com/services/aikido/

A large European Turbo-machinery company engaged us is in a complex computational geometry project requiring deep knowledge in software techniques for turbo machinery to develop critical applications for designing, rendering, and generating manufacturing data to reduce cycle and effort by 40%, and minimize errors.

We led a transformational project for a large Canadian Oil and Gas Operator to design a system for assignment of shipper nominated oil commodities to routes on client networks involving deep knowledge of mathematical models, and operations research techniques for optimal cost, quality of delivery, and operational efficiency of volumetric engines resulted in reduction of costs by 20% and increase in overall time efficiency.

Ai includes platforms and platforms as a service – amplifying people with software, platforms and services focused on open source technologies for AI, big data and automation.

The Infosys Information Platform (IIP) over 160 engagements to date with almost 20 in production. We continue to add capabilities like Natural Language Processing to IIP. For a leading Australian super market chain IIP helped derive key business insights, like Top 10 categories of products by profit and sales, hourly sales trend, category wise profit contribution margin & sales variance and location wise profit & sales variance in less than four weeks. IIP also enabled real-time prediction for out-of-stock items for a confectionary leader in less than three weeks.

We saw extensive embrace of automation to optimize operational spend and renew client technology landscapes in infrastructure management services, and other service lines such as Application Development and Maintenance, Independent Validation Services (IVS). We leveraged automation, Artificial Intelligence (AI) and machine learning, using our proprietary Infosys Automation Platform (IAP) and tools. We are starting to see material productivity improvements in our delivery org, ranging from 17-50%of effort savings.

Baxters Food Group, a global food company headquartered in Fochabers Scotland, chose us as a strategic partner to upgrade its Oracle eBusiness suite for finance, supply chain and manufacturing applications using the Panaya platform.

We are seeing strong traction and a healthy pipeline for Skava with clients across geographies. Skava migrated two large retail customers to the latest version of the Skava platform, resulting in better performance and higher client conversion.

Last quarter, EdgeVerve Systems sustained strong momentum with 39 wins and 23 go-lives for both Finacle and Edge suite of solutions. New offerings like Finacle Assure, Finacle Payments Bank and Finacle Small Finance Bank solutions, have seen good traction among our clients.

Do or Design Thinking – We have had more than 117 Design Thinking engagements with clients, and more than 54,000 employees at Infosys have been immersed in Design Thinking course.

A large bank engaged us to help improve the often stressful customer experience of buying a home. Using design thinking, we helped to focus attention on the unique needs of a mortgage customer. We quickly prototyped a mobile cross-channel application, which was approved for development. This entire process was completed in 3 weeks.

A leading high-tech customer and partner engaged us to help bring a design-thinking mindset and culture to key business functions within their company.  By conducting extensive design thinking workshops, we are helping them create a common innovation vocabulary for managers and employees, training their own trainers, and accelerating their ability to apply Design Thinking principles to their most important projects and challenges.

Partnerships and Ecosystem

We continue to strengthen relationships with our existing partners such as AWS, Microsoft, Oracle, IBM, SAP, EMC, Huawei and Tableau, to name a few. We also entered into new partnerships with GE, NetSuite and Software AG. We further extended our research collaborations with top universities like Stanford University, Cornell University and Emory University on Data Science, AI and security.

Management changes

Mr. Rajiv Bansal, Executive Vice President and the Chief Financial Officer (CFO) of Infosys since October 2012, has informed the company of his intention to resign. He will be replaced by M.D. Ranganath at the close of business October 12, 2015.

Ranganath has held several leadership positions during a tenure of nearly 15 years with Infosys. He is currently Executive Vice President and Head of Strategic Operations, responsible for Strategic Planning, Risk Management, Mergers & Acquisitions and Corporate Marketing. In earlier roles at the company, he was the Chief Risk Officer for over 5 years, implementing the Enterprise Risk Management Program and leading cost optimization initiatives as Senior Vice President in the Chairman’s office. Prior to working at Infosys, he held leadership responsibilities in treasury, planning and credit functions at ICICI Limited. Ranga is a post graduate (PGDM) from the Indian Institute of Management, Ahmedabad, holds a master's degree in technology from the Indian Institute of Technology, Madras and is an Associate Member of CPA, Australia.

Commenting on the appointment, Dr. Vishal Sikka, CEO and Managing Director said, “Over the course of the last sixteen months, I have come to know Ranga as a passionate leader and a balanced leader with tremendous ability, knowledge and integrity. We welcome him as our CFO.”

Vishal Sikka CEO, commented, “I would like to thank Rajiv for his outstanding contribution to the company and for being a great partner over the past 16 months. As Infosys’ CFO, Rajiv has led our financial strategy and has been instrumental in bringing us to this point in our transformational journey. He’s a brilliant CFO and we will miss him even as we respect his decision and wish him continued success in his future endeavors.”

Rajiv said, “It has been an absolute privilege and pleasure to work at Infosys. It has been a most exciting and rewarding experience. I am proud of what we have achieved as a team and am sure that Infosys, under the leadership of Vishal, will scale new heights in the times ahead.”

Rajiv will continue as an advisor to the CEO and the Board through December 31, 2015 in order to provide a smooth transition.

RSU Plan

The Board approved the 2015 Incentive Compensation Plan, amending the existing 2011 RSU Plan. The 2011 RSU plan has been amended in accordance with the SEBI (share based employee benefits) regulations, 2014 and will be issued as the 2015 Incentive Compensation Plan. The grants made under the 2011 RSU plan will continue to be administered and implemented by the 2015 Incentive Compensation Plan. The 2015 Incentive Compensation Plan will be subject to the approval of shareholders.

The Board further approved the issuance of new shares, so as not to cumulatively exceed 2% of the shares outstanding, in order to support grants made over time under the 2015 Incentive Compensation Plan.  Approval to issue such shares under the 2015 Incentive Compensation plan will be subject to the approval of shareholders.

Awards and Recognition

•	The Infosys Information Platform was recognized in Gartner’s September 2015 Magic Quadrant for Business Analytics Services Worldwide.
•	Infosys Finacle, part of EdgeVerve Systems, was named a Leader by Forrester Research, Inc. in the Forrester Wave™: Omnichannel Banking Solutions, Q3 2015 report.
•	We were positioned as a Leader and Star Performer in the 2015 Banking Application Outsourcing PEAK Matrix™ by Everest. The consulting and research firm also positioned us a Leader in capital markets for the second consecutive year.
•	We were Positioned as a Leader in Gartner’s September 2015 Magic Quadrant for Oracle Application Management Services Worldwide.
•	We were Positioned as a Leader in Gartner’s July 2015 Magic Quadrant for SAP Implementation Services Worldwide.
•	We were inducted into the Winner’s Circle in the inaugural Application Testing Services HfS Blueprint report by leading analyst firm HfS Research.
•	We were named a Leader in the Independent Testing Services – PEAK Matrix™ Assessment and Profile Compendium 2015 report by Everest Group.

*	Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Beyond Business

For this fiscal, Infosys has pledged 270 crore towards Corporate Social Responsibility (CSR) that is primarily being carried out through the Infosys Foundation, its philanthropic arm.

As of September 30, 2015, the Infosys Foundation has invested 102.9 crore on areas related to Education, Healthcare, Destitute Care and Rural Development. The key initiatives during the quarter involved an endowment of 6 crore each to Agastya International Foundation, a non-governmental organization and Vivekananda Rock Memorial & Vivekananda Kendra.

Last quarter, Infosys Foundation USA launched its inaugural Infy Maker Awards program. This initiative is part of a commitment made by the Infosys Foundation USA at the White House earlier this year during the National Week of Making, to spark the spirit of making in everyday learning. The awards celebrate young and adult Makers across the United States who demonstrate creative excellence. In addition, Infosys Foundation USA will award 50 USD$10,000 Makerspace grants to schools, libraries and other community organizations. Each grant will be in cash and in kind, and will seed dynamic Makerspaces at each grantee location. Recipients of these grants will be nominated by the student winners. Through these grants, Infosys Foundation USA expects to impact thousands of future makers http://www.infosys.org/infosys-foundation-usa/

In addition, Infosys Foundation USA also continues to fund grants to make high quality Computer Science education widely and easily accessible to all. The foundation recently convened the inaugural CrossRoads conference of the top thought leaders and practitioners in this area.

About Infosys Ltd

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$ 8.7 billion in annual revenues and 187,000+ employees, is helping enterprises renew themselves while also creating new avenues to generate value.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2015. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is October 12, 2015, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 80 4156 3373 Sarah_Gideon@infosys.com	Cristin Balog +1 650 320 4126 Cristin_Balog@infosys.com

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of

(In crore except share data)

	September 30, 2015	March 31, 2015
ASSETS
Current assets
Cash and cash equivalents	29,946	30,367
Available-for-sale financial assets	582	874
Trade receivables	10,397	9,713
Unbilled revenue	3,441	2,845
Prepayments and other current assets	4,684	3,296
Derivative financial instruments	29	101
Total current assets	49,079	47,196
Non-current assets
Property, plant and equipment	9,686	9,125
Goodwill	3,668	3,091
Intangible assets	917	638
Investment in associate	96	93
Available-for-sale financial assets	1,609	1,345
Deferred income tax assets	511	537
Income tax assets	4,693	4,089
Other non-current assets	647	238
Total non-current assets	21,827	19,156
Total assets	70,906	66,352
LIABILITIES AND EQUITY
Current liabilities
Trade payables	110	140
Derivative financial instruments	18	3
Current income tax liabilities	3,118	2,818
Client deposits	22	27
Unearned revenue	1,107	1,052
Employee benefit obligations	1,199	1,069
Provisions	435	478
Other current liabilities	7,148	5,796
Total current liabilities	13,157	11,383
Non-current liabilities
Deferred income tax liabilities	277	160
Other non-current liabilities	127	46
Total liabilities	13,561	11,589
Equity
Share capital- 5 par value 240,00,00,000 (120,00,00,000) equity shares authorized, issued and outstanding 228,56,19,380 (114,28,05,132), net of 1,13,25,284 (56,67,200) treasury shares, as of September 30, 2015 (March 31, 2015), respectively	1,144	572
Share premium	2,238	2,806
Retained earnings	53,346	50,978
Other reserves	–	–
Other components of equity	617	407
Total equity attributable to equity holders of the company	57,345	54,763
Non-controlling interests	–	–
Total equity	57,345	54,763
Total liabilities and equity	70,906	66,352

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income

(In crore except share and per equity share data)

	Three months ended September 30, 2015	Three months ended September 30, 2014	Six months ended September 30, 2015	Six months ended September 30, 2014
Revenues	15,635	13,342	29,989	26,112
Cost of sales	9,724	8,201	18,847	16,247
Gross profit	5,911	5,141	11,142	9,865
Operating expenses:
Selling and marketing expenses	843	769	1,663	1,435
Administrative expenses	1,075	889	2,038	1,736
Total operating expenses	1,918	1,658	3,701	3,171
Operating profit	3,993	3,483	7,441	6,694
Other income, net	793	877	1,551	1,706
Share in associate’s profit/(loss)	(1)	–	(1)	–
Profit before income taxes	4,785	4,360	8,991	8,400
Income tax expense	1,387	1,264	2,562	2,418
Net profit	3,398	3,096	6,429	5,982
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurement of the net defined benefit liability/(asset)	(7)	(3)	(14)	(23)
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial asset	30	28	18	45
Exchange differences on translation of foreign operations	62	(76)	206	(76)
Total other comprehensive income, net of tax	85	(51)	210	(54)
Total comprehensive income	3,483	3,045	6,639	5,928
Profit attributable to:
Owners of the company	3,398	3,096	6,429	5,982
Non-controlling interests	–	–	–	–
	3,398	3,096	6,429	5,982
Total comprehensive income attributable to:
Owners of the company	3,483	3,045	6,639	5,928
Non-controlling interests	–	–	–	–
	3,483	3,045	6,639	5,928
Earnings per equity share
Basic ()	14.87	13.55	28.13	26.17
Diluted ()	14.87	13.55	28.13	26.17
Weighted average equity shares used in computing earnings per equity share
Basic	228,56,14,029	228,56,10,264	228,56,12,157	228,56,10,264
Diluted	228,57,13,042	228,56,16,112	228,56,96,678	228,56,13,188

NOTE:

1.	The audited Consolidated interim Balance sheets and Consolidated interim Statements of Comprehensive Income for the three months and six months ended September 30, 2015 have been taken on record at the Board meeting held on October 12, 2015.
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com
3.	Previous period share count and EPS has been restated due to issue of bonus shares in Dec-14 and Jun-15